SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 14D-9
                               (Amendment No. 1)

                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           WOODHEAD INDUSTRIES, INC.
                           (Name of Subject Company)


                           WOODHEAD INDUSTRIES, INC.
                       (Name of Person Filing Statement)


                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)


                                   979438108
                     (CUSIP Number of Class of Securities)

                              Robert J. Tortorello
                 Vice-President , General Counsel and Secretary
                           Woodhead Industries, Inc.
                        Three Parkway North, Suite 550,
                           Deerfield, Illinois 60015
                                 (847) 236-9300
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                with a copy to:

                               William R. Kunkel
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 W. Wacker Drive
                               Chicago, IL 60606
                                 (312) 407-0700


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Woodhead Industries, Inc. (the "Company" or "Woodhead") with the Securities and Exchange Commission (the "SEC") on July 10, 2006, relating to the tender offer by MLX Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of Molex Incorporated, a Delaware corporation ("Parent" or "Molex"), to acquire each issued and outstanding Share of the Company in exchange for $19.25 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 10, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement. The item numbers and responses thereto below are in accordance with the requirements of the Statement.

Item 4.  The Solicitation or Recommendation.

         Item 4 of the Statement, entitled "The Solicitation or
Recommendation," is hereby amended or supplemented as follows:

         (1) The section captioned "Reasons for the Recommendation of the Board of Directors--The Company's Operating and Financial Condition" is hereby amended by adding the following sentence to the end of the fifth full paragraph on page 10:

         "In connection with its review of the Company's operating and financial condition, the Board considered, among other things, (i) the competitive pressures that the Company had faced and would continue to face as a result of the level of consolidation that is taking place in the industry in which the Company operates, (ii) the challenges the Company encountered with recent attempts at new product introduction, (iii) the Company's lack of success in completing potential strategic acquisitions in recent years, (iv) the costs associated with remaining a public company as a result of Sarbanes-Oxley and other governmental and regulatory compliance requirements and (v) the Company's inability to achieve the goals set forth in its strategic business plan."

         (2) The section captioned "Reasons for the Recommendation of the Board of Directors--Company's Strategic Business Plan" is hereby amended by adding the following sentence to the end of the sixth full paragraph on page 10:

         "In addition, the Board also considered the impact that the five factors set forth in the last sentence of the preceding paragraph would have on the Company's ability to execute its strategic business plan."

         (3) The section captioned "Opinion of Financial Advisor" is hereby amended by adding the following sentence to the end of the last paragraph commencing on page 13 (the last two sentences of said paragraph are on page
14):

         "BMO Capital participated in the preparation of the description of its opinion in this Statement and approved the inclusion of its opinion and the related disclosure."

         (4) The section captioned "Opinion of Financial Advisor--Selected Comparable Company Trading Analysis" is hereby amended by adding the following at the end of the first paragraph of such section on page 14:

         "In selecting the companies most comparable to the Company, BMO Capital utilized Capital IQ's company screening functionality, searching for U.S. companies with market capitalizations between $100 and $500 million with positive trailing twelve month net income that were classified as operating in the "Electrical Components and Equipment", "Machinery Components" or "Electronic Connectors" industries (these three categorizations represent Capital IQ categories, each encompassing a number of SIC codes). BMO Capital then reviewed the 28 companies returned by the screen and narrowed the list down by eliminating companies that did not serve similar markets or manufacture products similar to those manufactured by the Company. BMO Capital concluded that the companies set forth below represented the Company's closest peers in terms of products and end markets served."

         (5) The section captioned "Opinion of Financial Advisor--Selected Precedent Transactions" is hereby amended by adding the following after the end of the first sentence of the first paragraph of such section on page 15:

         "Specifically, BMO Capital reviewed relevant global transactions since June 2002 within the industrial, electronic and electrical equipment and connectivity industries. BMO Capital began by analyzing all completed public transactions with disclosed Enterprise Values of target companies within the SIC code Major Group 36. - Electronic and Other Electrical Equipment and Components, except Computer Equipment and SIC code Major Group 38 - Measuring, Analyzing, and Controlling Instruments, subsets 3812, 3821, 3822, 3823, 3824, 3825, 3826, 3827, 3829. BMO Capital then analyzed all completed public transactions since June 2002 of the companies within its comparable companies universe. Next, BMO Capital analyzed all completed public transactions since June 2002 of the participants within the industries and end markets where the Company competes. BMO Capital then selected the most comparable transactions from those described above by choosing those which involved end markets and products comparable to the Company's."

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             WOODHEAD INDUSTRIES, INC.


                                             By:    /s/ Robert J. Tortorello
                                                    ---------------------------
                                             Name:  Robert J. Tortorello
                                             Title: Vice President, General
                                                    Counsel and Secretary

Dated: July 21, 2006